Exhibit 8

List of Subsidiaries

Significant Active Subsidiaries

Subsidiary Name	Country

E.R.M. Electronic Systems Limited	Israel
Hotas Holding Ltd.	Israel
Ituran Beheer B.V	The Netherlands
Ituran Cellular Communication	Israel
Ituran de Argentina S.A.	Argentina
Ituran Florida Corporation	USA
Ituran License Corporation	USA
Ituran NY Corporation	USA
Ituran USA Inc.	USA
Ituran Systemas de Monitoramento Ltda	Brazil
Mapa Internet Ltd.	Israel
Mapa Mapping & Publishing Ltd	Israel
Telematics Wireless Communication Ltd.	Israel
Teleran Holding Ltda	Brazil